Who’s Your Daddy, Inc.
5840 El Camino Real, Suite 108
Carlsbad, California 92008

June 15, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

Re:	Who’s Your Daddy, Inc.
Form SB-2
Request for Withdrawal of Registration Statement
Commission File No. 333-128912

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Who’s Your Daddy, Inc. (the “Company”) requests the immediate withdrawal of the Form SB-2 and Form SB-2/A filed by the Company on October 11, 2005 and January 5, 2006, respectively. A comment letter was issued to the Company on November 9, 2005.

The registration statement has not been declared effective. No sales of the Company’s common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed because the Company is now pursuing a different business plan.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Sincerely Yours,

Who’s Your Daddy, Inc.

By:  /s/ Edon Moyal
Edon Moyal
Its:  Chief Executive Officer